SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

RadNet, Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

(Title of Class of Securities)

750491 10 2

(CUSIP Number)

JB Capital Partners LP
5 Evan Place
Armonk, NY 10504
(646) 442-6701

With a copy to:

The Law Office of Matthew J. Day PLLC
380 Madison Avenue, 22nd Floor
New York, New York 10017

212-673-0484

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30,  2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 750491 10 2	Page 2 of 6 Pages

1.	Names of Reporting Persons
JB Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 2,002,615
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 2,002,615

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,002,615

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
4.995%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 750491 10 2	Page 3 of 6 Pages

1.	Names of Reporting Persons
Alan Weber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
U.S.A.

Number of	7.	Sole Voting Power: 437,706
Shares
Beneficially	8.	Shared Voting Power: 2,002,615
Owned by
Each	9.	Sole Dispositive Power: 437,706
Reporting
Person With	10.	Shared Dispositive Power: 2,002,615

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,440,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 750491 10 2	Page 4 of 6 Pages

This Statement of Beneficial Ownership on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to the Common Stock, $.0001 par value (the "Common Stock"), of RadNet, Inc. (the "Issuer"). Except as amended hereby, the Initial Statement remains in full force and effect.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 2,440,321 shares of Common Stock beneficially held by JB Capital and Mr. Weber is $6,270,000 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by JB Capital and Mr. Weber were paid for using working capital and personal funds, respectively.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of June 3, 2013, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose		Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Weber (1)(2)	2,440,321	437,706	(3)	2,002,615	6.1%
JB Capital (1)(2)	2,002,615	0		2,002,615	4.995%

*Based on 40,089,196 shares of Common Stock, $0.0001 par value per share, outstanding as of May 6, 2013, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for quarter ended March 31, 2013,  filed with the Securities and Exchange Commission on May 10, 2013.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Mr. Weber shares with JB Capital the power to vote or direct the vote, and shares the power to dispose or to direct the disposition, of 2,002,615 shares of Common Stock owned by JB Capital.
(3) Includes shares held by Mr. Weber’s spouse and in custodial accounts for the benefit of his children.

(c) The table set forth on Schedule A attached hereto lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons.  All such transactions were made in the open market.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)	Not Applicable.

(The remainder of this page was intentionally left blank)

Schedule 13D
CUSIP No. 750491 10 2	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2013

JB Capital Partners, LP

/s/ Alan Weber	By:	/s/ Alan Weber
Alan Weber		Name: Alan Weber
Title: General Partner

Schedule 13D
CUSIP No. 750491 10 2	Page 6 of 6 Pages

Schedule A

Transactions in Shares Within The Past Sixty Days

Date of Purchase/Sale	Number of Shares of Common Stock	Buy/Sell	Price Per Share

03/28/2013	154	Buy	$2.7500
04/01/2013	27	Buy	$2.7500
04/02/2013	1,312	Buy	$2.7500
04/03/2013	200	Buy	$2.7500
04/04/2013	1,506	Buy	$2.9326
04/05/2013	300	Buy	$2.7500
04/10/2013	1,250	Buy	$2.7400
04/11/2013	11,253	Buy	$2.7491
04/12/2013	2,000	Buy	$2.7500
04/24/2013	1,400	Buy	$2.7082
04/25/2013	4,484	Buy	$2.7096
04/30/2013	350	Buy	$2.7200
05/01/2013	340	Buy	$2.7200
05/06/2013	1,510	Buy	$2.7193
05/07/2013	16,916	Buy	$2.6981
05/09/2013	20,859	Buy	$2.6191
05/10/2013	20,000	Buy	$2.5583
05/13/2013	20,000	Buy	$2.4663
05/13/2013	20,000	Buy	$2.47
05/20/2013	10,153	Buy	$2.5145
05/21/2013	17,337	Buy	$2.5159
05/22/2013	17,510	Buy	$2.5024
05/24/2013	10,000	Buy	$2.3645
05/24/2013	76,000	Buy	$2.39
05/29/2013	45,000	Buy	$2.54